Exhibit  99.4

Notice of 2003 annual general meeting
The Grand Ballroom, Burswood Convention Centre, Great Eastern Highway, Perth, Western Australia on Thursday, 1 May 2003 at 9.30am.

Contents Letter from the chairman Notice of meeting Explanatory notes Shareholder information

Rio Tinto

This document is important. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto Limited, please hand this document, the accompanying 2002 Annual report and financial statements or 2002 Annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Letter from the chairman Rio Tinto Limited (ABN 96 004 458 404) 55 Collins Street Melbourne 3000 14 March 2003

Dear Shareholder
I have pleasure in sending to those of you who have requested it, your copy of the 2002 Annual review or the 2002 Annual report and financial statements. These documents are, of course, available to all shareholders on request and may also be viewed and downloaded from the Company’s website, www.riotinto.com.

The annual general meeting will be held at 9.30am on Thursday, 1 May 2003 in the Grand Ballroom, Burswood Convention Centre, Great Eastern Highway, Perth, Western Australia. If you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply-paid envelope provided. If you are unable to attend, please complete and return the enclosed proxy form. Doing so will ensure your vote is recorded, but will not prevent you from attending and voting at the meeting itself.

The formal Notice of meeting and the resolutions to be proposed are set out on page 2. On pages 3 and 4 you will also find explanatory notes to these resolutions.

The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the Shareholder information section of the 2002 Annual review and 2002 Annual report and financial statements.

Of the resolutions proposed at this year’s meeting, Resolution 1 will be put to Rio Tinto Limited shareholders only. All other resolutions will be dealt with under the joint electoral procedure.

Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the Company. Accordingly, they recommend you vote in favour of the resolutions set out in the Notice of meeting as they intend to do in respect of their own beneficial holdings.

The parallel Rio Tinto plc meeting this year will take place on 17 April 2003. The overall results of the joint electorate vote will be announced to the media and relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting.The results will be advertised in The Australian and may also be obtained from the Company’s share registrar on toll free (within Australia) 1800 813 292 or on +61 3 9615 5970 after 1 May 2003.

Yours sincerely

Sir Robert Wilson Chairman

Rio Tinto Limited 2003 Notice of annual general meeting   1

2003 Notice of meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held in the Grand Ballroom, Burswood Convention Centre, Great Eastern Highway, Perth, Western Australia on Thursday, 1 May 2003 at 9.30am for the following purposes:

Special business
1	Renewal of share buy-back authorities.

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

That approval be and is hereby given to:

(a) buy-backs by the Company from Tinto Holdings Australia Pty Limited of fully paid ordinary shares in the Company (“Ordinary Shares”), upon the terms and subject to the conditions set out in the draft buy-back agreement between the Company and Tinto Holdings Australia Pty Limited (entitled “2003 RTL-THA Agreement”), a copy of which is initialled by the Chairman of the Meeting for the purposes of identification; and

(b) on-market buy-backs by the Company of Ordinary Shares:

(i) on the basis that the number of Ordinary Shares which may be bought back on-market by the Company pursuant to the approval under this paragraph (b) will not exceed in any 12 month period ten per cent of the minimum number of Ordinary Shares on issue (excluding from that minimum number those Ordinary Shares held by or on behalf of Tinto Holdings Australia Pty Limited or any other subsidiary of Rio Tinto plc) during such period; and

(ii) at a price per Ordinary Share of not more than five per cent above the average market price of the Ordinary Shares calculated over the last five days on which sales of Ordinary Shares were recorded on the Australian Stock Exchange before the day on which the Ordinary Shares are bought back.
Ordinary business
2	To elect Mr A F J Gould as a director.

3	To elect Mr D C Clementi as a director.

4	To re-elect Mr R Adams as a director.

5	To re-elect Mr L A Davis as a director.

6	To re-elect Mr D L Mayhew as a director.

Special business
7	Approval of remuneration report.

To approve the remuneration report as set out in the 2002 Annual report and financial statements.

Ordinary business
8	Re-appointment of auditors of Rio Tinto plc.

To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc.

9	Receipt of reports and financial statements.

To receive the Company’s financial statements, the directors’ report and the report of the auditors for the year ended 31 December 2002.

S J Consedine Secretary Melbourne 14 March 2003

Notes
For the purposes of the Corporations Act, the Company has determined that securities of the Company that are quoted securities at 10.00pm Australian Eastern Standard Time on 29 April 2003 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.

A proxy form accompanies this Notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of the Company. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Company’s share registrar or you may copy the accompanying proxy form.

A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes are to be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by the Company’s share registrar at Computershare Investor Services Pty Limited, GPO Box 242 Melbourne, Victoria, 3001 or at the Company’s registered office or by facsimile to +61 3 9473 2555, by 11.30am Australian Eastern Standard Time on Tuesday 29 April 2003.

2   Rio Tinto Limited 2003 Notice of annual general meeting

Explanatory notes

Explanatory notes on the resolutions to be proposed at the 2003 annual general meeting.

Resolution 1 - Renewal of share buy-back authorities
At the 1999 annual general meeting of the Company, shareholders gave authority to the Company to buy back ordinary shares on-market and to buy back shares from Tinto Holdings Australia Pty Limited (“THA”), a wholly owned subsidiary of Rio Tinto plc, under a selective buy-back agreement. The authorities granted in 1999 were not limited in time and are still operative. Each year, Rio Tinto plc is required by English company law to renew its buy-back authorities. In line with this Rio Tinto plc practice, the directors consider it appropriate to seek renewal of the Company’s existing buy-back approvals. Resolution 1 provides for the renewal of those approvals.

The renewed authorities granted under Resolution 1 provide the Group with continued flexibility in relation to its financial management. However, the directors will only proceed with any buy-backs if they believe them to be in the best interests of shareholders of the Group.

The terms of the selective buy-backs proposed under Resolution 1 are set out in the draft buy-back agreement entitled “2003 RTL-THA Agreement”. In summary, the Company will be able to buy back, from time to time, such number of shares as nominated by the Company, up to all the shares held by THA. The directors would only nominate such number of shares to be bought back as they considered was in the best interests of shareholders. Shares bought back from THA will only be bought back at a price equal to the average market price of the Company’s ordinary shares calculated over the last five days on which sales were recorded on the Australian Stock Exchange before the shares were purchased and the consideration would be cash, securities or such other valuable consideration as is agreed. The continued ability to buy back shares held by THA facilitates the management of the Group’s cash resources and financing. Given the dual listed companies structure, under which the Company and Rio Tinto plc operate together as a single economic entity, the consideration for any buy-backs from THA will remain within the Group.

Resolution 1 also seeks to renew the approval for buy-backs by the Company on-market in any 12 month period of up to ten per cent of the minimum number of its ordinary shares on issue (excluding from that minimum number those shares held by or on behalf of THA or any other subsidiary of Rio Tinto plc) during such period. In calculating the number of shares able to be bought back by the Company under this approval, shares bought back from THA under the selective buy-back would not be included.

In accordance with the rules of the Australian Stock Exchange, the price at which the Company would buy back its ordinary shares on-market would be no more than five per cent above the average market price of the Company’s ordinary shares calculated over the last five days on which sales were recorded on the Australian Stock Exchange before the shares were purchased. The consideration for the shares bought back on-market would be cash and would be sourced from general corporate resources.

The buy-backs authorised by Resolution 1 would not have any material effect on the control of the Group, are well within the Group’s debt capacity and would have no adverse effect on existing operations or current investment plans. By way of illustration, purchase of one per cent of the publicly held ordinary shares in the Company at the share price prevailing on 14 February 2003 would increase net debt and reduce shareholders’ funds by about US$60 million and, on the basis of the Group’s 2002 audited financial statements, the ratio of net debt to total capital would increase by 0.4 percentage points.The closing market price of ordinary shares of the Company as at 14 February 2003 was $A32.52. As at the same date, the Company had on issue 498,818,289 ordinary shares of which THA held 187,439,520 shares. Details of the shares previously bought back by the Company are set out on page 8 of the 2002 Annual report and financial statements.

If any shares are bought back, they would be cancelled immediately after registration of the transfer of the shares to the Company, as required by the Corporations Act.

Foreign Investment Review Board approval has been maintained for the existing buy-back authorities and will be sought in relation to Resolution 1.

THA and its associates will not vote on Resolution 1.

Rio Tinto Limited 2003 Notice of annual general meeting   3

Explanatory notes cont.

Resolutions 2-6 - Election of directors
Mr A F J Gould and Mr D C Clementi have been appointed directors of the Company since the last annual general meeting, and in accordance with the Constitution, are retiring and offer themselves for election.

Mr R Adams, Mr L A Davis and Mr D L Mayhew are the directors to retire by rotation this year and being eligible, offer themselves for re-election. The Hon R G H Seitz also retires by rotation but will not be offering himself for re-election.

Brief biographical details of each of the directors standing for election and re-election are given below:

Andrew F J Gould was appointed a director of Rio Tinto in December 2002. He is chairman and chief executive officer of Schlumberger Limited. Prior to his appointment, Mr Gould, who joined Schlumberger in 1975 from Ernst & Young, held a succession of financial and operational management positions within the Schlumberger group, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. Mr Gould is 56.

David C Clementi was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc and prior to his appointment in December 2002 he was deputy governor of the Bank of England. Mr Clementi’s earlier career was with Kleinwort Benson where he spent 22 years and where he held various positions including those of chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant Mr Clementi also holds an MBA from the Harvard Business School. Mr Clementi is 54.

Robert Adams was appointed a director of Rio Tinto plc in 1991 with responsibility for planning and development and a director of Rio Tinto Limited in 1995. He joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. He is also a non executive director of Foreign & Colonial Investment Trust plc. Mr Adams is 57.

Leon A Davis is a deputy chairman of Rio Tinto. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and during more than 40 years with the Group has held a number of managerial posts around the world, ultimately as chief executive in 1997. Following his retirement from that post in 2000, he became the Group’s Australia based non-executive deputy chairman. He is chairman of Westpac Banking Corporation and a director of Codan Limited, Huysmans Pty Limited and Trouin Pty Limited, and is also on the board of The Walter and Eliza Hall Institute of Medical Research. Mr Davis is 63.

David L Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. Mr Mayhew is 62.

Resolution 7 - Remuneration report
Shareholders are asked to approve the Remuneration report. A summary of the report is set out on page 32 of the 2002 Annual review and the full report is set out on pages 53 to 55 of the 2002 Annual report and financial statements. The annual report can also be found on the Rio Tinto web site.

Resolution 8 - Re-appointment of auditors of Rio Tinto plc
Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. Following the conversion of Rio Tinto plc’s auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors on 28 January 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. This resolution will, therefore, propose the re-appointment of PricewaterhouseCoopers LLP as auditors of Rio Tinto plc.

Resolution 9 - Receipt of reports and financial statements
The directors are required by the Corporations Act to lay before the annual general meeting the financial statements, the directors’ report and the auditors’ report.

4   Rio Tinto Limited 2003 Notice of annual general meeting

Shareholder information

Useful addresses	Financial calendar
Shareholders	30 January 2003
Please contact the registrar if you have any	Announcement of results for 2002
queries about your shareholding.
5 March 2003
Computershare Investor Services Pty Limited	Shares and ADRs quoted “ex-dividend” for
Level 12	2002 final dividend
565 Bourke Street
Melbourne	12 March 2003
Victoria 3000	Record date for 2002 final dividend

Telephone: (03) 9615 5970	17 March 2003
Facsimile: (03) 9611 5710	Plan notice date for election under the
Australian residents only,	Dividend Reinvestment Plan for the 2002 final
Toll free 1 800 813 292	dividend
Website: www.computershare.com
7 April 2003
If you require general information about	Payment date for 2002 final dividend
Rio Tinto please contact the Rio Tinto
Limited External Affairs department.	8 April 2003
Payment date for 2002 final dividend for
Holders of American Depositary	holders of ADRs
Receipts (ADRs)
Please contact the ADR administrator if you	17 April 2003
have any queries about your ADRs.	Annual general meeting Rio Tinto plc

The Bank of New York	1 May 2003
Depositary Receipts Division	Annual general meeting Rio Tinto Limited
620 Avenue of the Americas
6th Floor	31 July 2003
New York, NY 10011	Announcement of half year results for 2003

Telephone: +1 888 269 2377	13 August 2003
Website: www.bankofny.com	Shares and ADRs quoted “ex-dividend” for
2003 interim dividend
US investor relations consultant
Makinson Cowell (US) Limited	19 August 2003
One Penn Plaza	Record date for 2003 interim dividend
250 West 34th Street
Suite 1935	21 August 2003
New York, NY 10119	Plan notice date for election under the
Dividend Reinvestment Plan for the 2003
Telephone: +1 212 994 9044	interim dividend
Website: www.mackinson.cowell.com
12 September 2003
Registered office	Payment date for 2003 interim dividend
Rio Tinto Limited
Level 33	15 September 2003
55 Collins Street	Payment date for 2003 interim dividend for
Melbourne, Victoria 3000	holders of ADRs

ACN: 004 458 404	February 2004
Announcement of results for 2003
Telephone: (03) 9283 3333
Facsimile: (03) 9283 3707
Website: www.riotinto.com

Rio Tinto Limited 2003 Notice of annual general meeting   5

Design consultants Tor Pettersen & Partners. Printed in Australia by PMP Print. © Rio Tinto Limited and Rio Tinto plc.

6   Rio Tinto Limited 2003 Notice of annual general meeting